SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

AMENDMENT NO. 4

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

VIKING SYSTEMS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

92685Q 20 0
(CUSIP Number)

May 6, 2011
(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Midsummer Investment Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 0 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON: OO

Item 1(a).	Name of Issuer.
Viking Systems, Inc. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices.
134 Flanders Road, Westborough, MA, 01581
Item 2(a).	Names of Person Filing.
Midsummer Investment Ltd. (“Midsummer Investment”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.
Midsummer Investment Ltd. c/o Midsummer Capital, LLC 295 Madison Ave, 38th Floor New York, NY 10017
Item 2(c).	Citizenship.
Bermuda
Item 2(d).	Title of Class of Securities.
Common Stock, par value $0.001 per share (the “Common Stock”)
Item 2(e).	CUSIP Number.
92685Q 20 0
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership.

This amendment No. 4 to Schedule 13G is being filed to disclose that Midsummer Investment no longer beneficially owns any shares of Common Stock as of the date hereof, nor does Midsummer Investment hold any of the Common Stock Purchase Warrants previously purchased.

Accordingly, for the purpose of this Statement:

(a)	Amount beneficially owned by Midsummer Investment: no shares of Common Stock of the Issuer.
(b)	Percent of Class: Midsummer Investment beneficially holds 0% of the Issuer’s issued and outstanding Common Stock.
(c)	Number of shares as to which Midsummer Investment has:

(i)	Sole power to direct the vote: no shares of Common Stock of the Issuer.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: no shares of Common Stock of the Issuer.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2011

MIDSUMMER INVESTMENT LTD.

By:	/s/ Greg Chew
Name: Greg Chew
Title: Authorized Signatory